UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended September 30, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number 001-8137

A. Full title of the plan and the address of the plan, if
different from that of the issuer named below:
American Pacific Corporation
401(k) Plan

B. Name of the issuer of the securities held pursuant to
the plan and the address of its principal executive office:
American Pacific Corporation
3770 Howard Hughes Parkway
Suite 300
Las Vegas, NV 89169

American Pacific Corporation 401(k) Plan
Financial Statements as of and for the Years Ended September 30, 2006 and 2005, Supplemental Schedule as of September 30, 2006, and Report of Independent Registered Public Accounting Firm

AMERICAN PACIFIC CORPORATION 401(k) PLAN

NOTE:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of the
American Pacific Corporation 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of American Pacific Corporation 401(k) Plan (the “Plan”) as of September 30, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of American Pacific Corporation 401(k) Plan as of September 30, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of September 30, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Las Vegas, Nevada
April 16, 2007

AMERICAN PACIFIC CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF SEPTEMBER 30, 2006 AND 2005

	2006	2005
ASSETS
Investments at fair value:
Mutual fund accounts	$7,966,745	$5,519,626
American Pacific Corporation common stock	828,215	329,301
Forfeiture/asset holding account	3,367	0
Participant loans	386,398	366,528

Investments at estimated fair value:
Common/Collective trust	1,910,862	1,715,102

NET ASSETS AVAILABLE FOR BENEFITS	$11,095,587	$7,930,557

See notes to financial statements.

AMERICAN PACIFIC CORPORATION 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006	2005
ADDITIONS:
Investment income:
Dividend and interest income	$178,457	$143,039
Net appreciation in fair value of investments	658,953	486,856
Interest from loan repayments	23,598	26,622
Participant contributions	1,414,272	830,011
Employer match contributions	382,237	113,805
Profit sharing contribution	87,024	0
Rollover contributions	142,668	719,828
Prior plan rollover contributions and loans	910,892	0

Total additions	3,798,101	2,320,161

DEDUCTIONS:
Benefits paid to participants	629,228	203,751
Plan expenses	3,843	1,680

Total deductions	633,071	205,431

INCREASE IN NET ASSETS	3,165,030	2,114,730

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	7,930,557	5,815,827

End of year	$11,095,587	$7,930,557

See notes to financial statements.

AMERICAN PACIFIC CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2006 AND 2005
1.	SUMMARY PLAN DESCRIPTION

The following description of the American Pacific Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document, as amended, for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan open to all employees of American Pacific Corporation (the “Company”) who are not members of a collective bargaining unit of the Company. Each employee is eligible to participate after providing at least 1,000 hours of service and is eligible on the first day of each fiscal quarter following a 90-day probation from the date of employment. Franklin Templeton Investments—Defined Contribution Services (“Franklin”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On November 30, 2005, the Company, through its newly-formed, wholly-owned subsidiary Ampac Fine Chemicals, LLC (“AFC”), acquired substantially all of the assets and liabilities of Aerojet Fine Chemicals. As part of this acquisition, the Company offered the non-union employees the opportunity to participate in a direct rollover of their assets, including any outstanding loans into the Plan. The total of the prior plan rollover is $910,892 and comprises $901,606 of prior plan rollovers and $9,286 of prior plan loan rollovers. These amounts are recorded on the accompanying statement of changes in net assets. The Company offered the union employees the opportunity to participate in a direct rollover of their assets, including any outstanding loans, into the newly-formed Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan.

Contributions—Each year, participants may contribute up to the maximum allowed by the Internal Revenue Code. In addition, the Plan allows for catch up contributions by employees 50 years and older. The Company, at its discretion, may contribute to the Plan. As of September 30, 2006, the Company elected to match contributions for the New York and California divisions only. The Company makes matching contributions equal to 100% of employee contributions, up to the first 3% of employee compensation, and 50% of employee contributions, up to the next 3% of employee compensation. For the year ended September 30, 2006 and 2005, the Company made matching contributions of $382,237 and $113,805, respectively.

As of December 31, 2005, the Company elected to make an annual discretionary profit sharing contribution to eligible employees of the New York division of at least 3% of annual compensation. Any amount over the annual discretionary profit sharing contribution of at least 3%, will be at the discretion of the Company. For the year ended September 30, 2006, the employer made profit sharing contributions of $87,024. For the year ended September 30, 2005, there were no employer profit sharing contributions.

Participants may also contribute amounts representing distributions from other qualified plans. For the year ended September 30, 2006, employee rollover contributions from other qualified plans were $1,053,560, which includes $910,892 of prior plan rollovers related to the AFC acquisition. For the year ended September 30, 2005, there were no employee rollover contributions.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s discretionary matching contribution, prior plan rollovers, the Company’s discretionary profit sharing contribution, and allocations of Plan earnings, and charged with benefit payments and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their own contributions into various investment options offered by the Plan.

Vesting—Participants are vested immediately in their contributions, rollover contributions, employer matching contributions, plus actual earnings thereon. Vesting in the Company’s discretionary profit sharing contribution is based on years of continuous service. A participant is vested at 20% a year from years two through six of credited service.

Payment of Benefits—On termination of service, if the participant’s vested value of his or her account is less than $5,000, his or her account will be distributed in a single lump-sum payment. If the participant’s vested value of his or her account exceeds $5,000, he or she may elect to receive either a lump-sum amount, substantially equal installments, or elect to have all the distribution paid in a direct rollover to another qualified employer plan, or a combination of the above.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are collateralized by the participant’s vested balance in the Plan and bear interest at prime rate plus 1%. Principal and interest is paid ratably through payroll deductions. Interest rates on these loans range from 5% to 10% as of September 30, 2006. Maturities range from October 2006 through September 2012.
2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying financial statements.

Investment Valuation and Income Recognition—Investments in mutual funds and common stock are stated at their fair value at year-end based on quoted market prices. Investments in the common/collective trust are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. Participant loans are valued at the outstanding loan balance.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net unrealized appreciation or depreciation for the year is reflected in the statement of changes in net assets available for benefits.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no unpaid balances for accounts of persons who elected to withdraw from the Plan as of September 30, 2006 and 2005.

Expenses—Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan Document.

Forfeited Accounts—Forfeited nonvested accounts are utilized to reduce Plan expenses. Any remaining forfeitures are allocated to the total compensation of all Plan participants. Forfeitures during the years ended September 30, 2006 and 2005 were $3,367 and $0, respectively.

Reclassifications— In order to conform to the 2006 presentation, the 2005 dividends totaling $88,299, have been broken out from net appreciation in fair value of investments, and disclosed together with interest in the 2005 statement of changes in net assets available for benefits.
3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of September 30, 2006, are as follows:

	Shares	Amount
Common/Collective trust
Franklin Stable Value Fund A	1,910,862	$1,910,862

Mutual funds:
Allianz CCM Mid Cap Fund A	21,325	567,255
DWS Equity 500 Index Fund	4,269	639,246
Franklin Equity Income Fund A	46,825	1,032,502
Franklin Growth Fund A	26,741	1,045,567
Franklin Rising Dividend Fund A	17,211	623,882
Mutual Discovery Fund A	40,176	1,160,285
Mutual Shares Fund A	40,496	1,040,342

Common stock
American Pacific Corporation common stock	108,263	828,215

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of September 30, 2005, are as follows:

	Shares	Amount
Common/Collective trust
Franklin Stable Value Fund	1,715,102	$1,715,102

Mutual funds:
Franklin Equity Income Fund R	31,727	663,100
Mutual Shares Fund R	29,678	723,248
Franklin Rising Dividend Fund R	16,594	514,911
Franklin Growth Fund R	17,439	603,206
Templeton Foreign Fund R	58,921	780,709
Scudder Equity 500 Index	4,047	557,177

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the year ended September 30, 2006, as follows:

Mutual funds:
Aim Small Cap Fund A	$4,825
Allianz CCM Mid Cap Fund A	(10,385)
Dreyfus Small Cap Index Fund	15
DWS Equity 500 Index Fund	50,226
Franklin Equity Income Fund A	65,102
Franklin Equity Income Fund R	7,600
Franklin Growth Fund A	51,385
Franklin Growth Fund R	43,967
Franklin High Income Fund A	1,781
Franklin High Income Fund R	(2,154)
Franklin Real Estate Fund A	10,427
Franklin Rising Dividend Fund A	44,358
Franklin Rising Dividend Fund R	43,470
Franklin Small Mid Cap Growth Fund A	13,931
Franklin Technology Fund A	2,213
Franklin Technology Fund R	2,169
Franklin Templeton Growth Target Fund A	146
Franklin Total Return Fund A	4,797
Franklin Total Return Fund R	(6,606)
Franklin US Government Fund A	3,247
Franklin US Government Fund R	(5,841)
Franklin Utilities Fund A	13,319
Franklin Utilities Fund R	(4,259)
Mutual Discovery Fund A	70,993
Mutual Shares Fund A	47,730
Mutual Shares Fund R	32,371
Franklin Global Healthcare Fund	(405)
Templeton Foreign Fund R	17,479
Franklin Small Cap Value Fund A	14,637

Common stock:
American Pacific Corporation common stock	142,415

Net appreciation in fair value of investments	$658,953

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the year ended September 30, 2005, as follows:

Mutual funds:
Allianz CCM Mid Cap Fund A	$62,780
Franklin Equity Income Fund R	37,946
Franklin Growth Fund R	71,837
Franklin Real Estate Fund A	14,020
Franklin Rising Dividend Fund R	9,275
Franklin Small Mid Cap Growth Fund A	52,341
Franklin Technology Fund R	13,780
Franklin Total Return Fund R	(2,701)
Franklin US Government Fund R	(4,353)
Franklin Utilities Fund R	27,588
Mutual Shares Fund R	75,531
Franklin High Income Fund R	158
Templeton Foreign Fund R	129,458
Franklin Global Healthcare Fund	5,823
Van Kampen Emerge Growth Fund	7,924
Franklin Small Cap Value Fund A	24,294
Scudder Equity 500 Index Fund	41,089

Common stock:
American Pacific Corporation common stock	(79,934)

Net appreciation in fair value of investments	$486,856

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Franklin Templeton Investments. Franklin is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

At September 30, 2005, the Plan held 30,167 units of unitized company stock of American Pacific Corporation, the sponsoring employer, with a cost basis of $336,103. On February 18, 2006, the American Pacific Corporation unitized company stock was changed to regular common stock. At September 30, 2006, the Plan held 108,263 shares of common stock of American Pacific Corporation, with a cost basis of $836,540. At September 30, 2006, the Plan held 15,028 units in the Employer Stock Awaiting Purchase Fund, with a cost basis of $15,028.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

6.	FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Franklin Templeton Investments. Franklin received an opinion letter from the Internal Revenue Service (“IRS”), dated August 7, 2001, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (“IRC”). The Plan itself has not received a determination letter from the IRS. The Plan has been amended since receiving the opinion letter; however, the Company and the Plan’s management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

A reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of September 30, 2005, is as follows:

Net assets available for benefits per the financial statements	$7,930,557
Deemed distributions of participant loans	(698)

Net assets available for benefits per the Form 5500	$7,929,859

A reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended September 30, 2006, is as follows:

Changes in net assets available for benefits per the financial statements	$3,165,030
Add: deemed distributions of participant loans for 2005	698

Changes in net assets available for benefits per the Form 5500	$3,165,728

* * * * * *

SUPPLEMENTAL SCHEDULE

AMERICAN PACIFIC CORPORATION 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF SEPTEMBER 30, 2006

		(c) Description of Investment
		Including Maturity Date,
	(b) Identity of Issue, Borrower,	Rate of Interest Collateral,		(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost	Value
*	COMMON/COLLECTIVE TRUST
	TRUST—Franklin Stable Value Fund	Common/Collective trust	**	$1,910,862

	MUTUAL FUNDS:
*	Aim Small Cap Fund A	Mutual fund	**	285,146
*	Allianz CCM Mid Cap Fund A	Mutual fund	**	567,255
*	Dreyfus Small Cap Index Fund	Mutual fund	**	890
*	DWS Equity 500 Index Fund	Mutual fund	**	639,245
*	Franklin Equity Income Fund A	Mutual fund	**	1,032,502
*	Franklin Growth Fund A	Mutual fund	**	1,045,567
*	Franklin High Income Fund A	Mutual fund	**	96,725
*	Franklin Real Estate Fund A	Mutual fund	**	171,991
*	Franklin Rising Dividend Fund A	Mutual fund	**	623,882
*	Franklin Small Mid Cap Growth Fund A	Mutual fund	**	490,251
*	Franklin Technology Fund A	Mutual fund	**	155,536
*	Franklin Templeton Growth Target Fund A	Mutual fund	**	12,271
*	Franklin Total Return Fund A	Mutual fund	**	211,559
*	Franklin US Government Fund A	Mutual fund	**	177,361
*	Franklin Utilities Fund A	Mutual fund	**	240,909
*	Mutual Discovery Fund A	Mutual fund	**	1,160,285
*	Mutual Shares Fund A	Mutual fund	**	1,040,342
*	Employee Stock Awaiting Purchase Fund	Mutual fund	**	15,028

*	AMERICAN PACIFIC CORPORATION COMMON STOCK	Common Stock (108,263 Shares)	**	828,215

*	FORFEITURE/ASSET HOLDING		**	3,367

*	PARTICIPANT LOANS RECEIVABLE	Interest rates ranging from 5%–10%, maturing from October 2006 to September 2012	**	386,398

	TOTAL			$11,095,587

*	Represents a party-in-interest

**	Cost information is not required for participant-directed investments and, therefore, is not included

SIGNATURES
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the person who administers the employee benefit plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

American Pacific Corporation 401(k) Plan

	By:	American Pacific Corporation, as Plan Administrator

Date: April 19, 2007	By:	/s/ JOHN R. GIBSON

John R. Gibson
Chairman & Chief Executive Officer

EXHIBIT INDEX

Exhibit
Index	Description
23.1	Consent of Independent Registered Public Accounting Firm